EXHIBIT 99.1

FreeSeas Inc. Announces 2008 Fourth Quarter and Year End Financial Results

 Fourth Quarter 2008 Financial Highlights

  * Q4 2008 operating revenues of $20.8 million, an increase of
    179.5% year-over-year
  * Q4 2008 net income of $5.4 million, or $0.25 earnings per share, basic and diluted
  * Q4 2008 net income excluding non-cash items of $6.4 million, or $0.30 earnings per share, basic and diluted
  * Q4 2008 adjusted EBITDA of $13.1 million
  * Nine vessels owned and operated during the period, earning an average Time Charter Equivalent, or TCE, of $25,673 per day

 2008 Year Ended Financial Highlights

  * 2008 operating revenues of $66.7 million, an increase of
    231% year-over-year
  * 2008 net income of $19.2 million, or $0.91 earnings per share, basic and diluted
  * 2008 net income excluding non-cash items of $21 million, or
    $1.00 earnings per share, basic and diluted
  * 2008 adjusted EBITDA of $40.7 million
  * An average of 7.4 vessels owned and operated during the year, earning an average TCE of $25,719 per day

 2008 Operational Highlights

  * Increased the size of the Company's fleet from five to nine vessels, taking delivery of the Free Impala, Free Knight,
    Free Lady, and Free Maverick
  * Increased carrying capacity by 84% from 145,704 DWT to
    68,166 DWT
  * Lowered the average age of the Company's fleet from 16.4 years to 13.7

 Outlook for 2009

  * Charter agreements in place for 53% of available days in 2009, which represents approximately $45 million in revenue
  * Company to discontinue dividend payments as it focuses on debt reduction
  * Profitable operations expected based on current fleet charter deployment

PIRAEUS, Greece, March 26, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry bulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, today announced financial results for its fourth quarter and year ended December 31, 2008.

Mr. Ion Varouxakis, President and CEO of FreeSeas, stated, "We are particularly pleased to report strong results for the year ended December 31, 2008, a transformational year for our Company. During 2008 we grew our fleet from five to nine vessels, lowered the average age of our fleet and secured frontloaded charters. We decided not to enter into newbuilding contracts or engage in a chartering policy of spot only coverage or long period charter at unsustainably high rates, opting instead to adopt a balanced chartering strategy.

The Company's focus in the smaller and versatile Handysize market provides for distinct competitive advantages over the larger dry bulk segments. Our vessels can transport a wider array of cargo, access a larger number of ports due to their shallow draft and onboard crane equipment, and have historically achieved greater charter rate stability. The worldwide Handysize fleet has been shrinking over the last few months, as scrapping of over-age tonnage has far outweighed newbuilding deliveries. As a result, over the last few weeks Handysize rates have outperformed those of larger vessels. We are optimistic that this trend will continue, which will in turn greatly increase the earning potential of our fleet.

Entering 2009, we have strengthened our relationships with all of our lenders, extended a number of our existing charters, and thus, solidified our near-term revenue and cash flow visibility through the second quarter of 2009 (contracting 53% of our available days, or approximately $45 million in revenue for 2009), and maintained a solid relationship with established charterers.

We believe that our current financial position is solid, as evidenced by the recent modifications to our loan agreements. In order to further strengthen the Company's balance sheet in this challenging economic environment, our management and Board of Directors has decided, in coordination with its lenders, to concentrate on reducing FreeSeas' debt. We expect to achieve debt reduction with the utilization of operating cash flow and through the suspension of dividend payments until economic and market conditions are more favorable."

2008 Fourth Quarter Financial Review

To facilitate an understanding of FreeSeas, a summary of financial results is included below:

 In USD thousands,
 except share
 numbers and EPS           (unaudited)         (unaudited)
 -----------------           Q4 2008             Q4 2007
                      ------------------   ------------------
                                   % of                % of    Y-O-Y %
                        Amount   Revenue     Amount   Revenue  CHANGE
                      ---------  -------   ---------  -------  -------
 Operating revenues   $  20,789   100.0%   $   7,438   100.0%   179.5%
 Vessel operating
  expenses            $   4,176    20.1%   $   2,309    31.0%    80.9%
 Depreciation
  expense             $   4,369    21.0%   $   1,820    24.5%   140.1%
 Income from
  operations          $   8,482    40.8%   $   1,579    21.2%   437.2%
 Interest and
  finance costs       $   2,116    10.2%   $   1,339    18.0%    58.0%
 Net income (loss)    $   5,366    25.8%   $ (2,281)                NM
 Basic earnings
  (loss) per share    $    0.25            $  (0.14)                NM
 Diluted earnings
  (loss) per share    $    0.25            $  (0.14)                NM
 Adjusted EBITDA      $  13,085    62.9%   $     975    13.1%  1242.1%
 Net income (loss),
  excluding non-
  cash items          $   6,362    30.6%   $     696     9.4%   814.1%

 Basic and diluted
  earnings (loss)
  per share,
  excluding non-
  cash items          $    0.30            $    0.04

 Basic weighted
  average number
  of shares          21,171,329           16,022,084             32.1%
 Diluted weighted
  average number of
  shares             21,171,329           16,022,084             32.1%

Operating revenues for the 2008 fourth quarter were $20.8 million, an increase of 179.5% from $7.4 million in the comparable period of the prior year, largely due to the increase in the size of the Company's fleet.

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $4.2 million, or 20.1% of revenue, for the 2008 fourth quarter, as compared to $2.3 million, or 31.0% of revenue, for the comparable period of the prior year. For the fourth quarter of 2008, depreciation expense totaled $4.4 million, as compared to $1.8 million for the fourth quarter of 2007. The increase in operating and depreciation expenses was a result of an increase from five to nine vessels.

Net income for the fourth quarter of 2008 was $5.4 million, or $0.25 per share based on 21.2 million basic and diluted weighted average number of shares outstanding, as compared to a net loss of ($2.3) million, or ($0.14) per basic and diluted share based on 16.0 million shares outstanding, for the fourth quarter of 2007. Net income for the fourth quarter of 2008, excluding stock-based compensation expense, loss on debt extinguishment and change in derivatives fair value was $6.4 million, or $0.30 per share, basic and diluted. Adjusted EBITDA for the quarter ended December 31, 2008 increased to $13.1 million from $975,000 in the prior year quarter. A table reconciling adjusted EBITDA to net income can be found in footnote (1) to this release.

2008 Year End Financial Review

 In USD thousands,
 except share
 data and EPS             (unaudited)
 -----------------            2008                2007
                      ------------------   ------------------
                                   % of                % of    Y-O-Y %
                        Amount   Revenue     Amount   Revenue  CHANGE
                      ---------  -------   ---------  -------  -------
 Operating revenues   $  66,689   100.0%   $  20,147   100.0%     231%
 Vessel operating
  expenses            $  16,354    24.5%   $   6,001    29.8%   172.5%
 Depreciation
  expense             $  13,349    20.0%   $   4,435    22.0%     201%

 Income from
  operations          $  26,570    39.8%   $   5,761    28.6%   361.2%
 Interest and
  finance costs       $   6,209     9.3%   $   3,204    15.9%    93.8%
 Net income (loss)    $  19,192    28.8%   $   (156)                NM
 Basic earnings
  (loss) per share    $    0.91            $  (0.02)                NM
 Diluted earnings
  (loss) per share    $    0.91            $  (0.02)                NM
 Adjusted EBITDA      $  40,658    61.0%   $   8,350    41.4%   386.9%
 Net income (loss),
  excluding non-
  cash items          $  20,999    31.5%   $   3,259    16.2%   544.3%

 Basic and diluted
  earnings (loss)
  per share,
  excluding non-
  cash items          $    1.00            $    0.37

 Basic weighted
  average number
  of shares          21,006,497            8,786,287            139.1%
 Diluted weighted
  average number
  of shares          21,051,963            8,786,287            139.6%

Operating revenues for the year ended December 31, 2008 were $66.7 million, an increase of 231% from $20.1 million in the prior year, largely due to the increase in the size of the Company's fleet. Vessel operating expenses totaled $16.4 million, or 24.5% of revenue, for 2008, as compared to $6.0 million, or 29.8% of revenue, for the comparable period of the prior year. For the year ended December 31, 2008, depreciation expense totaled $13.3 million as compared to $4.4 million for 2007. The increase in operating and depreciation expenses was a result of an increase from five to nine vessels.

Net income for 2008 was $19.2 million, or $0.91 per share based on 21.1 million diluted weighted average number of shares outstanding, as compared to a net loss of ($156,000), or ($0.02) per diluted share based on 8.8 million shares outstanding in 2007. Net income for the year ended December 31, 2008 excluding stock-based compensation expense, loss on debt extinguishment and change in derivatives fair value was $21 million, or $1.00 earnings per share, basic and diluted. Adjusted EBITDA for the year ended December 31, 2008 increased to $40.7 million from $8.4 million in the prior year.

Company Achieves Greater Financial Flexibility through Refinancing

The Company recently announced that it has obtained market-value-to-loan covenant waivers from each of its lenders and also reached an agreement with Hollandsche Bank - Unie N.V. to refinance a balloon payment of $27.1 million due on August 1, 2009 for the Free Maverick. The balloon payment will be replaced in March by a new 3.5 year facility, which is payable through 13 quarterly installments of $600,000 beginning on August 1, 2009 and one installment of $19.3 million payable on November 1, 2012. As of December 31, 2008, the Company's ratio of debt to total capitalization was approximately 57%.

Outlook for 2009

Mr. Varouxakis concluded, "Based on our current revenue expectations as a result of recent time-charter extensions, we expect to operate profitably in 2009. We are also encouraged with the recent improvement in the dry bulk market, especially for Handysize vessels, with the Baltic Dry Index having recovered substantially from its lows in December 2008. While we acknowledge that challenges remain, we continue to see a trend towards more favorable rates and greater demand in the charter market. We expect to charter our vessels in the spot market or short period market for the time being, until longer period charter rates further improve. While our primary focus is on debt reduction, we are in a market with a once-in-a-generation opportunity to acquire vessels at highly attractive prices and, as appropriate, we shall look to expand our fleet in the coming year. We continue to remain focused on profitable operations and appropriately deploying our capital."

 Fleet Employment Data

 ----------------------------------------------------------------------
  Vessel Name   Dwt     Type    Built         Employment
 ----------------------------------------------------------------------
 Free Destiny  25,240 Handysize 1982  Spot time charter trip of 2-4 months at $4,000 per day
                                      through April/June 2009
 ----------------------------------------------------------------------
 Free Envoy    26,318 Handysize 1984  Balance of time-charter at
                                      $20,000 per day through
                                      July/August 2009
 ----------------------------------------------------------------------
 Free Goddess  22,051 Handysize 1995  Balance of time-charter at
                                      $8,000 per day through
                                      September 2009 (+50% profit
                                      sharing above $10,000);
                                      increases to $10,500 per day on
                                      September 15, 2009 through
                                      January/February 2010 (+50%
                                      profit sharing above $12,500
                                      per day)
 ----------------------------------------------------------------------
 Free Hero     24,318 Handysize 1995  60 day spot time charter trip at
                                      $4,500 per day through
                                      April 2009
 ----------------------------------------------------------------------
 Free Impala   24,111 Handysize 1997  45 day spot time charter trip at
                                      $6,500 per day through
                                      March 2009
 ----------------------------------------------------------------------
 Free Jupiter  47,777 Handymax 2002   Balance of time charter at
                                      $28,000 per day through March
                                      2010 and $24,000 per day
                                      through March 2011
 ----------------------------------------------------------------------
 Free Knight   24,111 Handysize 1998  40 day spot time charter trip
                                      at $7,000 per day through
                                      April 2009
 ----------------------------------------------------------------------
 Free Lady     50,246 Handymax  2003  Balance of time charter at
                                      $51,150 per day through
                                      May 2010
 ----------------------------------------------------------------------
 Free Maverick 23,994 Handysize 1998  Balance of time charter at
                                      $32,000 per day through April
                                      2009
 ----------------------------------------------------------------------

Conference Call

The Company will discuss these results in a conference call on Friday, March 27, 2009 at 11:00 a.m. ET.

The dial-in numbers are:

    (866) 861-6730 (U.S.)
    (702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas' website at www.freeseas.gr. Once at the "Investor Relations" section, interested parties should click on "Events & Presentations", or go directly to: http://investor.shareholder.com/media/eventdetail.cfm?mediaid=35945&c=FREE&mediakey=AE558775379DED2791EBAABFDC021E8B&e=0.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

 PERFORMANCE INDICATORS
 (All amounts in tables in thousands of United States dollars, except for fleet data)

                                   Three Months       Twelve Months
                                      Ended              Ended
                                 Dec. 31, Dec. 31,  Dec. 31, Dec. 31,
                                  2008     2007      2008      2007
                                 -------  -------   -------  -------
 Adjusted EBITDA (1)             $13,085  $   975   $40,658  $ 8,350
 Fleet Data:
 Average number of vessels (2)      9.00     4.70      7.36      3.3
 Ownership days (3)                  828      430     2,688    1,206
 Available days (4)                  799      430     2,605    1,177
 Operating days (5)                  752      333     2,441    1,048
 Fleet utilization (6)             90.8%    77.4%     90.8%    86.9%
 Average Daily Results:
 Average TCE rate (7)            $25.673  $21.288   $25.719  $17.925
 Vessel operating expenses (8)     5.043    5.370     6.084    4.976
 Management fees (9)               0.865    0.674     0.727    0.726
 General and
  administrative expenses(10)      0.988    2.396     1.129    2.014
 Total vessel operating
  expenses (11)                  $ 5.908    6.044     6.811    5.702

 (1) Adjusted EBITDA reconciliation to net income: Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and
     indebtedness. The following is a reconciliation of adjusted
     EBITDA to net income:

                                   Three Months     Twelve Months
                                      Ended             Ended
                                 Dec. 31, Dec. 31, Dec. 31, Dec. 31,
                                  2008     2007     2008     2007
                                 -------  -------  -------  -------
 Net income (loss)               $ 5,366  $(2,281) $19,192  $ (156)
 Depreciation and amortization     4,639    1,974   14,137    5,192
 Change in derivatives fair value    971      386    1,061      749
 Interest and finance cost         2,109      896    5,629  $ 2,565
 Loss on debt extinguishment                           639
                                 -------  -------  -------  -------
 Adjusted EBITDA                 $13,085  $   975  $40,658  $ 8,350
                                 =======  =======  =======  =======

 (2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

 (3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

 (4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys.
     The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

 (5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

 (6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet
     utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

 (7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would
     otherwise be paid by the charterer under a time charter contract.
     TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types
     (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                                   Three Months      Twelve Months
                                      Ended             Ended
                                 Dec. 31, Dec. 31, Dec. 31, Dec. 31,
                                  2008     2007     2008     2007
                                 -------  -------  -------  -------
 Operating revenues              $20,789  $ 7,438  $66,689  $20,147
 Voyage expenses and commissions (1,483)    (349)  (3,910)  (1,362)
 Net operating revenues           19,306    7,089   62,779   18,785
 Operating days                      752      333    2,441    1,048
                                 -------  -------  -------  -------
 Time charter equivalent
  daily rate                     $25.673  $21.288  $25.719  $17.925
                                 =======  =======  =======  =======

 (8) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

                                    Three Months      Twelve Months
                                       Ended             Ended
                                  Dec. 31, Dec. 31, Dec. 31, Dec. 31,
                                   2008     2007     2008     2007
                                  -------  -------  -------  -------
 Vessel operating expenses        $ 4,176  $ 2,309  $16,354  $ 6,001
 Ownership days                       828      430    2,688    1,206
                                  -------  -------  -------  -------
 Daily vessel operating expense   $ 5.043  $ 5.370  $ 6.084  $ 4.976
                                  =======  =======  =======  =======

 (9) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

 (10)Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

 (11)Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees.
     Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

 FREESEAS INC.
 CONDENSED UNAUDITED STATEMENTS OF OPERATIONS (All amounts in tables
 in thousands of United States dollars, except for share data)

                            For three              For twelve
                           months ended           months ended
                      31-Dec-08   31-Dec-07   31-Dec-08   31-Dec-07
                           (Unaudited)        (Unaudited)
                      ----------  ----------  ----------  ----------
 OPERATING REVENUES   $   20,789  $    7,438  $   66,689  $   20,147

 OPERATING EXPENSES:
 Vessel operating
  expenses               (4,176)     (2,309)    (16,354)     (6,001)
 Voyage expenses           (342)                   (527)       (267)
 Depreciation expense    (4,369)     (1,820)    (13,349)     (4,435)
 Amortization of
  deferred charges         (270)       (154)       (788)       (757)
 Management fees to
  a related party        (1,020)       (290)     (2,634)       (875)
 Commissions             (1,141)       (349)     (3,383)     (1,095)
 Stock-based
  compensation
  expense                   (25)        (21)       (107)        (96)
 General and
  administrative
  expenses                 (743)       (798)     (2,756)     (2,111)
 Bad debt                  (221)       (118)       (221)       (118)
 Gain on sale
  of vessel                                                    1,369
                      ----------  ----------  ----------  ----------
    Income from
     operations       $    8,482  $    1,579  $   26,570  $    5,761

 OTHER INCOME
  (EXPENSE):
 Interest and
  finance costs       $  (2,116) $   (1,339)     (6,209) $   (3,204)
 Loss on debt
  extinguishment                     (2,570)       (639)     (2,570)
 Change in
  derivatives
  fair value               (971)       (386)     (1,061)       (749)
 Interest income               7         443         580         639
 Other                      (36)         (8)        (49)        (33)
                      ----------  ----------  ----------  ----------
 Other (expense)      $  (3,116) $   (3,860)     (7,378) $   (5,917)
                      ----------  ----------  ----------  ----------

                      ----------  ----------  ----------  ----------

 Net income (loss)    $    5,366  $  (2,281)      19,192  $    (156)
                      ==========  ==========  ==========  ==========

 Basic earnings
  (loss) per share    $     0.25  $   (0.14)        0.91  $   (0.02)
 Diluted earnings
  (loss) per share    $     0.25  $   (0.14)        0.91  $   (0.02)
 Basic weighted
  average number
  of shares           21,171,329  16,022,084  21,006,497   8,786,287
 Diluted weighted
  average number
  of shares           21,171,329  16,022,084  21,051,963   8,786,287

 FREESEAS INC.
 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS (All amounts in tables in thousands of United States dollars, except for share data)

                                                 Dec. 31,   Dec. 31,
                                                   2008       2007
                                                (Unaudited)
                                                 ---------  ---------
 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                           3,378  $  63,394
 Trade receivables, net                                812         60
 Insurance claims                                   17,807     16,116
 Due from related party                              1,634      1,037
 Inventories                                           579        499
 Back log assets                                       907         --
 Restricted cash                                     1,095         --
 Prepayments and other                                 972        334
                                                 ---------  ---------
     Total current assets                        $  27,184  $  81,440

 Fixed assets, net                                 275,405    108,021
 Deferred charges, net                               3,772      2,161
 Restricted cash                                     1,500        350
                                                 ---------  ---------
     Total non-current assets                    $ 280,677  $ 110,532

                                                 ---------  ---------
     Total assets                                $ 307,861  $ 191,972
                                                 =========  =========

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Account payable                                 $  10,916  $   3,181
 Accrued liabilities                                11,347     16,713
 Due to related party                                   12         --
 Unearned revenue                                    1,320        783
 Deferred revenue-current portion                               1,620
 Derivatives financial instruments
  at fair value                                        473         --
 Bank loans - current portion                       26,700     11,800
                                                 ---------  ---------
     Total current liabilities                   $  50,768  $  34,097

 Derivatives financial instruments at fair value     1,337        749
 Deferred revenue                                    1,251         --
 Bank loans - net of current portion               133,650     44,500
                                                 ---------  ---------
     Total long term  liabilities                $ 136,238  $  45,249

 Commitments and Contingencies
 SHAREHOLDERS' EQUITY:
 Common stock                                           21         20
 Additional paid-in capital                        110,322    115,464
 Retained earnings / (deficit)                      10,512    (2,858)
     Total shareholders' equity                  $ 120,855  $ 112,626
                                                 ---------  ---------
     Total liabilities and shareholders' equity  $ 307,861  $ 191,972
                                                 =========  =========

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          The Equity Group Inc.
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com